

Mail Stop 3561

March 16, 2010

Mr. Gerald L. Storch
Chairman and Chief Executive Officer
Toys "R" Us, Inc.
One Geoffrey Way
Wayne, New Jersey 07470

> **Re: Toys "R" Us, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2009**
> **Filed March 31, 2009**
> **File No. 1-11609**

Dear Mr. Storch:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jennifer Thompson
Branch Chief